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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

SPEAR & JACKSON, INC. F/K/A/ MEGAPRO TOOLS, INC.

(Name of Issuer)

Common Stock,
par value $.001 per share

(Title of Class of Securities)

58515X 10 3

(CUSIP Number)

Steven C. Barre
Senior Vice President, General Counsel and Secretary
Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1108
West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacuzzi Brands, Inc. F/K/A U.S. Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,543,281
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,543,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%*
14	TYPE OF REPORTING PERSON CO

* Based on the number of shares outstanding as of May 15, 2006 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) USI American Holdings, Inc. F/K/A USI Global Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,543,281
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,543,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%*
14	TYPE OF REPORTING PERSON CO

* Based on the number of shares outstanding as of May 15, 2006 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 amends the Report on Schedule 13D, originally filed on September 16, 2002, as amended by Amendment No. 1 thereto filed on April 26, 2005 and Amendment No. 2 (“Amendment No. 2”) thereto filed on March 27, 2006, Amendment No. 3 thereto filed on May 5, 2006, (“Amendment No. 3”) and Amendment No. 4 thereto filed on June 26, 2006 (“Amendment No. 4”) (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 5 shall have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

      Item 5. Interest in Securities of the Issuer.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Persons and UPI have received a comfort letter dated July 5, 2006 issued by the UK Pensions Regulator (the “Comfort Letter”). The Reporting Persons and UPI have agreed to waive the condition contained in the Stock Purchase Agreement for a clearance from the UK Pensions Regulator and to accept the Comfort Letter in satisfaction of that condition. The trustees of SJI’s UK Pension Plan have confirmed by letter dated July 6, 2006 their acceptance of the UK Pensions Regulator’s determination. The Stock Purchase Agreement that was filed as an Exhibit to Amendment No. 2 was amended effective as of May 4, 2006 and was further amended effective as of July 10, 2006 (“Amendment No. 2 to the Stock Purchase Agreement”). Pursuant to Amendment No. 2 to the Stock Purchase Agreement, the Reporting Persons and UPI agreed to waive their respective requirements for a clearance from the UK Pension Regulators and to accept in lieu thereof the Comfort Letter which states the UK Pensions Regulator is of the view, based on the information supplied to him in connection with the clearance application, that the change of control as a result of the sale by the Reporting Persons of all of its shares of SJI to UPI is not detrimental to the UK pension plan and the UK Pensions Regulator believes that a clearance is not necessary for the transaction.

     In addition, pursuant to Amendment No. 2 to the Stock Purchase Agreement, UPI agreed, subject to the Closing having occurred, to indemnify the Reporting Persons and JBI Holdings Limited (the “Jacuzzi Indemnified Parties”) should the UK Pensions Regulator, regardless of the Comfort Letter, require any of the Jacuzzi Indemnified Parties to make a contribution or provide financial support in relation to the potential pension plan liabilities of SJI or its subsidiaries. In addition, UPI has also agreed that for a period of 12-months from the Closing Date, UPI will not, and will use its best efforts to ensure that neither SJI nor any of its subsidiaries will, take any action or omit to take any action that causes the UK Pensions Regulator, as a result of such action or omission, to issue a contribution notice against the Jacuzzi Indemnified Parties in relation to any UK pension plan in which SJI or any subsidiary of SJI is an employer. Further, UPI agreed that for a period of 12-months from the Closing Date, that it will not (and will use its best efforts to ensure that neither SJI nor any subsidiary of SJI will) engage in any action or inaction which in relation to any such UK pension plan would fall within the UK Pension Regulation clearance guidance note dated April 2005 as a ‘Type A’ event unless UPI procures that clearance is issued by the UK Pensions Regulator in relation to such event in terms which confirm that no Jacuzzi Indemnified Party shall be linked to a financial support direction or contribution notice in respect of such event. A copy of Amendment No. 2 to the Stock Purchase Agreement is attached hereto as an Exhibit and is hereby incorporated by reference.

      Item 7. Material to be Filed as Exhibits.

     Exhibit 2.1: Amendment No. 2 to the Stock Purchase Agreement dated as of July 10, 2006 among the Reporting Persons and UPI.

      Exhibit 99.1: Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 11, 2006

JACUZZI BRANDS, INC. F/K/A U.S. INDUSTRIES, INC.

By:	/s/ Steven C. Barre

	Name:	Steven C. Barre
	Title:	Senior Vice President, General Counsel and Secretary